1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 10, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC April 2012 Sales Report

Hsinchu, Taiwan, R.O.C. – May 10, 2012 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for April 2012: On an unconsolidated basis, net sales were approximately NT$40.01 billion, an increase of 9.3 percent over March 2012 and an increase of 10.4 percent over April 2011. Revenues for January through April 2012 totaled NT$144.26 billion, an increase of 3.9 percent compared to the same period in 2011.

On a consolidated basis, net sales for April 2012 were approximately NT$40.5 billion, an increase of 9.2 percent over March 2012 and an increase of 9.1 percent over April 2011. Consolidated revenues for January through April 2012 totaled NT$146 billion, an increase of 2.5 percent compared to the same period in 2011.

TSMC Sales Report (Unconsolidated):

							(Unit: NT$ million)
Period	April 2012	March 2012	M-o-M Increase (Decrease) %	April 2011	Y-o-Y Increase (Decrease) %	January through April 2012	January through April 2011	Y-o-Y Increase (Decrease) %

Net Sales	40,008	36,611	9.3	36,231	10.4	144,256	138,779	3.9

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

							(Unit: NT$ million)
Period	April 2012	March 2012	M-o-M Increase (Decrease) %	April 2011	Y-o-Y Increase (Decrease) %	January through April 2012	January through April 2011	Y-o-Y Increase (Decrease) %

Net Sales	40,496	37,083	9.2	37,127	9.1	146,004	142,504	2.5

*	Year 2012 figures have not been audited.

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

May 10, 2012

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April. 2012.

1) Sales volume (in NT$ thousands)

Period	Items	2012	2011
April	Net sales	40,007,591	36,230,359
Jan.-April	Net sales	144,256,327	138,778,837

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	April	Bal. as of period end
TSMC Partners*	34,464,750	—	8,005,793

*	Borrowers include TSMC China, TSMC Solar, and TSMC Solid State Lighting, which are all TSMC’s subsidiaries.

3) Endorsements and guarantees (in NT$ thousands): None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment
Premium Income (Expense)
Outstanding Contracts	Notional Amount	5,188,830	5,452,075
	Mark to Market Profit/Loss	64,465	50,687
	Unrealized Profit/Loss	49,541	50,687
Expired Contracts	Notional Amount	26,892,563	6,583,145
	Realized Profit/Loss	(182,366)	10,385
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	4,513,620	—
	Mark to Market Profit/Loss	(11,273)	—
	Unrealized Profit/Loss	(753)	—
Expired Contracts	Notional Amount	37,247,004	—
	Realized Profit/Loss	(30,220)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	166,733	—
	Mark to Market Profit/Loss	1,073	—
	Unrealized Profit/Loss	1,806	—
Expired Contracts	Notional Amount	3,012,566	—
	Realized Profit/Loss	307	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	313,695	598,610
	Mark to Market Profit/Loss	(3,561)	(6,807)
	Unrealized Profit/Loss	(3,499)	(6,748)
Expired Contracts	Notional Amount	610,436	1,871,277
	Realized Profit/Loss	(4,238)	(11,759)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	166,604	—
	Mark to Market Profit/Loss	(2,197)	—
	Unrealized Profit/Loss	(2,204)	60
Expired Contracts	Notional Amount	166,171	820,165
	Realized Profit/Loss	(607)	(6,613)
Equity price linked product (Y/N)		N	N